UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 18, 2007

I.
Date, Time and Place: On December 18, 2007, at 10:00 am, at CPFL Energia S.A.’s headquarters (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 1402, Vila Olímpia, in the City and State of São Paulo.

II.	Presiding Board: Chairman, Mr. Luiz Anibal de Lima Fernandes, Chairman of the Board of Directors, and Secretary, Ms. Gisélia Silva.

III.
Attendance: Shareholders representing more than 2/3 of the Company’s voting capital stock, as per signatures included in the Shareholders’ Attendance Book. Messrs. José Antonio de Almeida Filippo, Financial and Investor Relations Officer, Enéias de Assis Rosa Ferreira, member of the Company's Fiscal Council, Márcio Felix Rosa, representative of Hirashima & Associados Ltda., responsible for the preparation of the appraisal reports of the shareholder’s equity of the companies involved in the corporate operation purpose of this Meeting.

IV.	Call Notice: published in the Official Gazette of the State of São Paulo, on November 8, 9 and 10, 2007 editions and in the newspaper “Valor Econômico”, on November 8, 9 and 12, 2007 editions.

V.
Agenda: (1) to examine, discuss and approve the Private Instrument of Protocol and Justification of Merger of Shares of Rio Grande Energia S.A. into CPFL Energia S.A. (“Protocol and Justification of Merger of Shares”), entered into on November 7, 2007 between the managers of the Company and of Rio Grande Energia S.A.; (2) to ratify the appointment of the specialized company Hirashima & Associados Ltda. to prepare the appraisal report of the shareholders’ equity of the Company and of Rio Grande Energia S.A.; (3) to examine and approve the appraisal reports of the Company and of Rio Grande Energia S.A. mentioned in item (2) above; (4) to approve and state the effectiveness of the merger of all shares issued by Rio Grande Energia S.A. into the Company, pursuant to the Protocol and Justification of Merger of Shares, as well as to authorize the management of the Company to carry out all complementary acts to said merger; and (5) to approve the Company's capital increase in view of the abovementioned merger of shares, pursuant to the Protocol and Justification of Merger of Shares, as well to approve the consequent amendment to Article 5 of the Company's Bylaws.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93

VI.
Reading of Documents, Receipt of Votes and Drawing Up of the Minutes: (1) Reading of the Agenda and of the documents related to the matters to be resolved at the General Meeting was waived, since shareholders took cognizance thereof; (2) The declarations of vote, protests and dissenting votes perhaps presented shall be numbered, received and certified by the Presiding Board and filed at the Company’s headquarters, pursuant to Paragraph 1 of Article 130 of Law 6,404/76; and (3) The drawing up of these present minutes in the summary format was authorized, as well as their publication omitting the signatures of all shareholders, pursuant to Paragraphs 1 and 2 of Article 130 of Law 6,404/76.

VII.
Resolutions Taken: After examining and discussing the matters in the Agenda, shareholders resolved: (1) to approve, by unanimous vote and without any restrictions, in all its terms, the “Private Instrument of Protocol and Justification of Merger of Shares of Rio Grande Energia S.A. into CPFL Energia S.A.” (“Protocol”), entered into on November 7, 2007 between the managers of the Company and of Rio Grande Energia S.A. (“RGE”), after prior favorable opinion issued by the Board of Directors and by the Fiscal Council, as per the meetings held on November 7, 2007; (2) to approve and ratify, by unanimous vote and without any restrictions, the appointment of the specialized company Hirashima & Associados Ltda., headquartered in the City and State of São Paulo, at Rua Flórida, nº 1.758 – conjunto 11, 1º andar, Corporate Taxpayer’s ID (CNPJ/MF) 05.215.691/0001-64, to prepare the appraisal reports of the shareholders’ equity of the Company and of RGE at market prices (“Reports at Market Prices”), as well as the respective appraisals at economic values (“Reports at Economic Value”) of said companies; (3) to approve, by unanimous vote and without any restrictions, the Reports at Market Prices and the Reports at Economic Value of the Company and of RGE referred to in item (2) above. Shareholders approved the correction of the immaterial mistake in item 9 of the Material Fact disclosed by the Company on November 7, 2007, since RGE’s net book value corresponding to R$1.7852050311 refers to each share issued by RGE and not to the lot of one thousand shares, as stated in said Material Fact; (4) to approve and declare carried out, by unanimous vote and without restrictions, the merger of all shares issued by RGE into the Company was carried out, pursuant to the Protocol, with the consequent annotation in the applicable registries, thus converting RGE into a wholly-owned subsidiary of the Company; (4.1) pursuant to Clause 4.1 of the Protocol, RGE shareholders shall receive one (1) common share issued by the Company, in replacement of each lot of 15.5126288900 common or preferred shares issued by RGE to be merged into the Company's shareholders’ equity; (4.2) it was included in the minutes that the merger of shares approved herein shall grant the possibility to exercise the right of withdrawal by shareholders of the Company dissenting from the operation (Paragraph 1 of article 252 of Law 6,404/76) who were holders of shares issued by the Company up to the date of disclosure of the Material Fact related to the operation, that is, who were registered at the Company by the end of the day on November 7, 2007. Holders of shares acquired after said date shall not be entitled to this right. The amount of refund to be paid to dissenting shareholders of the Company, is the shareholders’ equity value of the

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93

shares issued by the Company (Article 45 of Law 6,404/76), which, as per the Balance Sheets as of September 30, 2007, corresponds to 11.0362502462 per share issued by the Company; and (4.3) it was also included in the minutes that the managers of the Company were authorized to take all necessary measures to transfer RGE shares to the Company, as well as the carrying out and the formalization of the merger of shares approved herein, particularly those related to the filing and publishing of the corporate acts and necessary annotations before the applicable public registries; (5) in view of the merger of shares resolved herein, to approve, by unanimous vote and without any restrictions, the Company’s capital increase, from R$4,734,789,799.45 to R$4,741,175,241.82, an increase therefore of R$6,385,442.37, by means of issue of 154,208 non-par, book-entry common shares, which are subscribed by the legal representatives of RGE, on behalf of the shareholders of this Company, proportionally to their respective shareholding positions as of this date. Shares issued by the Company, in view of the merger of RGE shares, shall only entitle their holders the right to receive dividends or any other moneys that may be declared as of this date, in equal conditions with currently existing Company shares. As a result, the caput of Article 5 of the Company's Bylaws is amended, which shall take force hereinafter with the following wording: “Article 5 – The subscribed and paid-up capital is of four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos (R$4,741,175,241.82), divided into four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight (479,910,938) non-par, book-entry common shares”.

VIII.
Closure: Nothing else to be discussed, the meeting was adjourned by the Chairman by the time necessary to draw up these minutes, which were read and approved by the attending shareholders, signed by the Chairman, by the Secretary of the Presiding Board and by the above shareholders.

Luiz Anibal de Lima Fernandes
Chairman

Gisélia Silva
Secretary

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93

(Continued page of signatures of the Minutes of the Extraordinary General Meeting held on December 18, 2007)

Shareholders:

     VBC Energia S.A.
by its legal representative Mr. Luiz Anibal de Lima Fernandes and by its attorney-in-fact, Ms. Claudia Faria Lima

     521 Participações S.A.
by its attorney-in-fact, Ms. Melissa Belotto

     Bonaire Participações S.A.
by its attorney-in-fact, Ms. Gisélia Silva

     The Bank of New York Mellon
represented by Banco Bradesco S.A.,
by its attorneys-in-fact, Ms. Ludy Mila Martiniuk Ladeira and
Mr. José Donizetti de Oliveira

Norges Bank
Vanguard Investment Series, PLC
Stichting Pensioenfonds ABP
Washington State Investment Board
represented by HSBC Corretora de Títulos e Valores Mobiliários S.A., by its attorney-in-fact, Mr. Clovis Lopes da Silva Purgato

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93

(Continued page of signatures of the Minutes of the Extraordinary General Meeting held on December 18, 2007)

Kodak Retirement Income Plan
John Deere Pension Trust
Panagora Group Trust
USAA Emerging Markets Fund
CIBC Emerging Economies Fund
Cornell University
Commonwealth of Pennsylvania Public School Employees Retirement System
Imperial Emerging Economies Pool
Tax-Efficient Structured Emerging
IBM Savings Plan
The TBC Private Trust
Mellon Global Funds, PLC
The Master Trust Bank of Japan, Ltd.RE:MTBC400035147
Sovereign Overseas Equity Pool
State Street Bank and Trust Company Investment Funds for Tax E. Ret. Plans
Colorado Public Employees Retirement Association
The Board Administration City Employees Retirement System LA California
PSP Foreign Equity Fund
John Hancock Trust Intern Equity Index Trust B
John Hancock Trust Intern Equity Index Trust A
Florida Retirement System Trust Fund
Schroder Brics Equity Mother Fund
John Hancock Funds II International Equity Index Fund
The California State Teachers Retirement System
The Public School Retirement System of Missouri
The Public Education Employee Retirement System of Missouri
Wilmington Multi-Manager International Fund
Stichting Dow Pensioenfonds
Wells Fargo Master Trust Diversified Stock Portfolio
Eaton Vance Structured Emerging Markets Fund
Eaton Vance Tax-Managed Emerging Markets Fund
Vanguard Emerging Markets Stock Index Fund
The Sei Emerging Markets Equity Fund
Ohio School Employees Retirement System
Texas Education Agency
Vanguard FTSE All-World Ex-Us Index Fund
Balentine International Equity Fund Select, LP
The Emerging Markets Series of the DFA Invest. Trust Company
represented by Citibank, N.A.,
by its attorney-in-fact, Mr. Clovis Lopes da Silva Purgato

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.